UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 16, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES LAUNCH OF UNIVERSAL ROLLING MILL AT CHELYABINSK METALLURGICAL
PLANT

Chelyabinsk, Russia — July 16, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the launch of the universal rolling mill at Chelyabinsk Metallurgical Plant. Russia’s Prime Minister Dmitry
Medvedev launched the mill in an official ceremony. The company’s and the plant’s management and other officials attended the ceremony.
The universal rolling mill is Russia’s first complex universal producer of high-quality structural shapes and rails of 12.5 to 100 meters long. The mill’s complex includes all necessary technological equipment and uses state-of-the-art rolling, correction, processing and quality control technologies. The mill’s capacity is up to 1.1 million tonnes of finished product a year. Investment in the project totaled some 715 million US dollars.
Italy’s Danieli acted as equipment supplier for the mill, with China’s Minmetals the mill’s primary contractor. The mill’s active construction phase took two years. The mill’s primary building is some 1.5 kilometers long, with the longest technological line for rail production over 3 kilometers long. As a result of implementing the project at Chelyabinsk Metallurgical Plant, over 1,500 new jobs were created. Besides, due to the use of advanced technologies during the mill’s construction, the plant’s negative impact on the environment will be dramatically decreased due to old equipment being taken out of commission and new cleansing equipment installed.
The rails produced at the mill are due to be supplied to Russian Railways OAO as part of the Development Strategy for Russian Railway Transport until 2030, approved by the Russian government and including modernization and construction of new railways all over the country. In February 2008, Mechel OAO and Russian
Railways OAO signed an agreement for long-term mutually beneficial partnership in providing Russian railways with transport steel rolls. Chelyabinsk
Metallurgical Plant and Russian Railways OAO also signed a contract for annual rail supplies of up to 400,000 tonnes until 2030.
The new rails will be superior to their foreign analogues on several key counts, due to the climatic and other specifics of rail exploitation in Russia, such as resistance to low temperatures, high wear and contact resistance.
“The mill’s launch is a most important event not only for our company, but for the Russian economy as a whole as we will be able to fully meet the needs of
Russian customers interested in the universal rolling mill’s products. The project has been successfully completed despite the challenging situation in the
Russian and global steel industry. We expect that once the mill reaches its project capacity, it will significantly improve financial results of Mechel’s steel segment. We are proud that our steel will join Russian regions in a network of state-of-the-art high-speed railways,” Chairman of Mechel OAO’s Board of Directors Igor Zyuzin noted.
***
Mechel OAO
Elena Andreyeva
Tel: + 7 495 221 88 88
Elena.andreeva01@mechel.com

***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 16, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO